Filed by Southern Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Essex Bancorp, Inc.

Commission File No. 001-10506

In connection with the proposed merger of Essex Bancorp, Inc. into Southern Financial Bancorp, Inc., Southern Financial will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Southern Financial’s common stock to be issued to the shareholders of Essex Bancorp. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Essex Bancorp seeking their approval of the proposed transaction.

Investors and security holders are advised to read the registration statement and the proxy statement/prospectus included within the registration statement because they contain important information about Southern Financial, Essex Bancorp, the proposed transaction and the persons soliciting proxies relating to the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186, Attn: Investor Relations. Southern Financial’s telephone number is (540) 349-3900.

The following is the text of a press release issued on October 23, 2003 by Southern Financial Bancorp, Inc.:

[LOGO]

Southern Financial Bancorp, Inc.

37 E. Main Street

Warrenton, VA 20186

SOUTHERN FINANCIAL BANCORP ANNOUNCES CASH DIVIDEND AND THIRD QUARTER EARNINGS RELEASE AND CALL TIME

For Immediate Release

Thursday, October 23, 2003

Contact: Patricia A. Ferrick, Senior VP and CFO

Southern Financial Bancorp. Inc. NASDAQ Symbol “SFFB”

Website: www.southernfinancialbank.com

Phone (540) 349-3900             Fax (540) 349-3904

The Board of Directors of Southern Financial Bancorp, Inc. (NASDAQ:SFFB) has declared a cash dividend of $0.17 per share on the outstanding shares of the corporation’s Common Stock, an increase of 25% compared to the previous quarter, after giving effect to the stock dividend for shareholders of record on October 15, 2003. The dividend will be payable on November 20, 2003 to stockholders of record on November 6, 2003.

Southern Financial will release its third quarter 2003 earnings at 4 p.m. today. Additionally, Southern Financial will host a conference call for investors, October 24, 2003, at 10:00 a.m. EDT to discuss the Company’s third quarter 2003 financial results. To participate in the conference call, dial 800-218-0204 approximately five minutes before the scheduled start time. You will be asked to identify yourself to the operator and reference the Southern Financial conference call.

Southern Financial Bancorp, Inc. is the holding company of Southern Financial Bank, a bank operating 27 full service branches including 26 locations in Virginia and one in the District of Columbia.